

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 18, 2008

Room 7010

Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> Re: Gerdau S.A.
>   Form 20-F for Fiscal Year Ended December 31, 2007
>   File No. 001-14878

Dear Mr. Schirmer:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                          Sincerely,

                                          Terence O'Brien
                                          Branch Chief